UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 16, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 16, 2013 announcing the decision of the Capital Markets Board.

Istanbul, August 16, 2013

Announcement Regarding the Capital Markets Board decision

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

The Capital Markets Board (CMB) decision dated August 15, 2013 in relation to our Company is presented below.

The resolution issued in the CMB Bulletin (No. 2013/27) dated August 15, 2013:

“With respect to Turkcell İletişim Hizmetleri A.Ş. (“Turkcell” or “the Company”), it has been resolved to:

a)
directly appoint Mehmet BOSTAN and Bekir PAKDEMİRLİ as the members of the Board of Directors’ of Turkcell by our Board (Capital Markets Board) pursuant to the subparagraph (k) of the first paragraph of the article 128 of the Capital Market Law No.6362 in place of members of the board of directors who were elected at the general assembly meeting on 29 April 2010 for a duty period of 3 years and whose duty periods have expired and their successors could not be elected at the general assembly meeting as of the date of our Board’s resolution in order to hold this office until election of new members at the general assembly meeting in compliance with the legislation or appointment of other members by our Board in addition to 3 independent members of the board of directors appointed pursuant to the resolution no.8/271 of our Board dated 11 March 2013;

b)
request from each of Sonera Holding BV, Çukurova Holding A.Ş. and Alfa Telekom Turkey Limited to notify names, CVs and independence declarations of 2 candidates meeting the criteria listed in corporate governance principles to our Board within 15 days following the date of our Board’s resolution for 2 memberships that are vacant at the board of directors’ of the Company;

c)
notify the Company in order to ensure the amendment of the articles of association pursuant to “Communiqué Serial: IV No.56 on Determination and Implementation of Corporate Governance Principles” of our Board.”

(Disclaimer: The above text is a translation of a document prepared in Turkish. This translation has been prepared and provided for the convenience of English speaking readers only. The company does not guarantee the accuracy of the translation.  In the event that there is any discrepancy between the Turkish and English versions, the Turkish version will prevail.)

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 16, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 16, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Director